Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at its Extraordinary General Meeting

DUBLIN--(BUSINESS WIRE)--June 15, 2021--ICON plc (NASDAQ: ICLR) (“ICON”), a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today announced that all resolutions at the ICON Extraordinary General Meeting of the Company (“EGM”) held on June 15, 2021 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions, approving the issuance of ICON ordinary shares in connection with the acquisition of PRA Health Sciences, Inc. (“PRA”), were set out in the Notice of the EGM sent to shareholders dated April 27, 2021.

As previously disclosed, on February 24, 2021, ICON, a public limited company in Ireland, ICON US Holdings Inc., a Delaware corporation and subsidiary of ICON (“US HoldCo”), and Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON and US HoldCo (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PRA, a Delaware corporation. Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into PRA (the “Merger”), with PRA surviving as a subsidiary of ICON and US HoldCo.

On June 15, 2021, PRA also held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, based on preliminary voting results reported by PRA, PRA’s stockholders voted to (a) adopt the Merger Agreement, (b) approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to PRA’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement, and (c) approve the adjournment of the Special Meeting under certain circumstances.

Based on the results of the EGM and the Special Meeting, subject to the satisfaction or waiver of the remaining closing conditions under the Merger Agreement, the transactions contemplated by the Merger Agreement are expected to be consummated on July 1, 2020.

Forms of Proxy were received by ICON plc before the meeting, appointing proxies and giving them the following voting instructions:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF SHARES VOTED	NUMBER OF SHARES VOTE FOR	NUMBER OF SHARES VOTE AGAINST	NUMBER OF SHARES VOTE ABSTAIN

1	Proposal to approve the issuance of ICON ordinary shares to PRA stockholders pursuant to the merger agreement	45,514,092	45,476,088	21,190	16,814
2	Proposal to adjourn the ICON EGM to solicit additional proxies if there are not sufficient votes to approve Resolution Number 1, the ICON share issuance proposal	45,514,092	45,174,697	306,268	33,127

All resolutions are ordinary resolutions.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; litigation relating to the potential transaction that has been or could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About ICON

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 16,070 employees in 89 locations in 43 countries as at March 31, 2021.

ICON/ICLR-F

Contacts

Investor Relations 1 888 381 7923 or
Brendan Brennan Chief Financial Officer + 353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations + 353 1 291 2000
All at ICON.